







terrashroom Vince <vince@terr

LIVE in 1 HOUR - Terrashroom Investor Demo Day 🍄

Jared (Terrashroom) <jared@terrashroom.net>
To: Vince Vince <vince@terrashroom.co> Fri, May 19, 202

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terrashroom

Happy Friday 👋

Eeeek, big news...Terrashroom goes LIVE in 1 hour for our Shark Tank-style investor pitch demo.

We're disclosing all the juicy info on our traction, strategy, + timelines (including launch + ship dates). If you are a fan of shark tank & like startups, you will love this event.

Mushrooms are becoming wildly popular
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"All the billionaires I personally know, almost without exception use hallucinogens on a regular basis."
- Tim Ferriss
Elon Musk
Psychedelics and MDMA can make a real difference to mental health, especially for extreme depression and PTSD. We should take this seriously.
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428,318 members
"Mr. Wonderful thinks psychedelics are the new wave of medicine and this Shark Tank Investor is betting big."
$2B
16.9% CAGR
$10.7B
2020 Psychedelic drug market
2027 Psychedelic drug market

Lot's of juicy industry + company info we're sharing on this live event :)

Kickoff begins in one hour 🚀 (3pm est)

We've been growing like crazy over the last few months as we currently have:

- 18K people joined our launch waitlist
- 5,500+ paying customers
- $2M+ in forecasted revenue
- A+ team (billions in revenue generated + multiple IPOs + acquisitions exits)

(did I mention we are still pre-launch?)

After the event, we will publicly share the link to our equity crowdfunding page (on wefunder) so you can invest.

For as little as $250, you can be a partial owner & angel investor of terrashroom. This means you get access to some exclusive investor perks like free product, terrashroom investor events & retreats, etc.

Would love to see you there :)

Mush out 🍄

Jared

p.s. here's the link again

terrashroo